STATEMENT OF INVESTMENTS
Dreyfus Premier Growth And Income Fund
June 30, 2007 (Unaudited)

Common Stocks--99.4%	Shares	Value ($)
Consumer Discretionary--8.9%		
Bed Bath & Beyond	7,489 a	269,529
Best Buy	16,450	767,721
Gap	20,495	391,455
Home Depot	5,645	222,131
Macy's	7,834	311,637
Omnicom Group	2,974	157,384
Starbucks	13,917 a	365,182
Walt Disney	6,384	217,950
		2,702,989
Consumer Staples--11.8%		
Altria Group	5,552	389,417
Avon Products	7,869	289,185
Cadbury Schweppes, ADR	3,673	199,444
Clorox	5,723	355,398
Colgate-Palmolive	3,434	222,695
Kraft Foods, Cl. A	3,841	135,395
PepsiCo	2,347	152,203
Procter & Gamble	9,232	564,906
Unilever (NY Shares)	6,096	189,098
Wal-Mart Stores	16,958	815,849
Whole Foods Market	6,813	260,938
		3,574,528
Energy--4.9%		
Chevron	3,401	286,500
Exxon Mobil	10,633	891,896
Schlumberger	3,668	311,560
		1,489,956
Exchange Traded Funds--3.6%		
iShares Russell 1000 Growth Index Fund	6,236	369,234
Powershares QQQ	11,201 b	533,168
Standard & Poor's Depository Receipts (Tr. Ser. 1)	1,307	196,612
		1,099,014
Financial--9.6%		
American International Group	3,399	238,032
Charles Schwab	19,335	396,754
Chicago Mercantile Exchange Holdings, Cl. A	534	285,348
Citigroup	8,619	442,068
Goldman Sachs Group	1,322	286,544
Lincoln National	4,375	310,406
Morgan Stanley	4,249	356,406
State Street	3,322	227,225
Unum Group	14,799	386,402
		2,929,185
Health Care--16.2%		
Allergan	7,760	447,286
Amylin Pharmaceuticals	9,732 a	400,569
Covance	2,287 a	156,797
Eli Lilly & Co.	2,834	158,364
Genentech	3,549 a	268,517
Genzyme	4,876 a	314,014
Gilead Sciences	11,476 a	444,925

Johnson & Johnson	9,231	568,814
Medtronic	5,980	310,123
Pfizer	9,209	235,474
Pharmaceutical Product Development	8,810	337,159
Schering-Plough	11,313	344,368
Thermo Fisher Scientific	9,150 a	473,238
Wyeth	7,536	432,114
		4,891,762
Industrial--6.0%		
Canadian National Railway	4,556	232,037
FedEx	1,140	126,506
General Electric	30,206	1,156,286
Waste Management	8,142	317,945
		1,832,774
Information Technology--23.2%		
Adobe Systems	16,949 a	680,502
Apple Computer	8,007 a	977,174
Autodesk	3,345 a	157,482
Automatic Data Processing	5,221	253,062
Broadcom, Cl. A	11,772 a	344,331
Cisco Systems	28,220 a	785,927
Corning	13,854 a	353,970
Diebold	6,893	359,815
E.I. du Pont de Nemours & Co.	5,221	265,436
eBay	8,819 a	283,795
EMC/Massachusetts	21,210 a	383,901
Hewlett-Packard	16,422	732,750
KLA-Tencor	4,246	233,318
Marvell Technology Group	21,707 a	395,284
Maxim Integrated Products	9,723	324,845
Nokia, ADR	8,954	251,697
SanDisk	4,935 a	241,519
		7,024,808
Technology Software & Services--15.2%		
Alcatel-Lucent, ADR	31,258	437,612
Electronic Arts	9,889 a	467,947
Fairchild Semiconductor		
International	8,753 a	169,108
Google, Cl. A	825 a	431,789
Intersil, Cl. A	7,643	240,449
MEMC Electronic Materials	3,855 a	235,618
Microsoft	44,663	1,316,219
Molex	12,914	387,549
Texas Instruments	15,078	567,385
Yahoo!	13,523 a	366,879
		4,620,555
Total Common Stocks		
(cost $26,581,643)		**30,165,571**

Other Investment--.8%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $249,000)	249,000 c	**249,000**

**Investment of Cash Collateral for
Securities Loaned--1.6%**

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $493,969)	493,969 c	**493,969**

Total Investments (cost $27,324,612)	**101.8%**	**30,908,540**
Liabilities, Less Cash and Receivables	**(1.8%)**	**(545,341)**
Net Assets	**100.0%**	**30,363,199**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of this security is on loan. At June 30, 2007, the total market value of the fund's securities on loan is $479,856 and the total market value of the collateral held by the fund is $493,969.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.